SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)


                         COMMAND SECURITY CORPORATION
                               (Name of Issuer)

                   Common Stock, $.0001 par value per share
                        (Title of Class of Securities)

                                  20050L100
                                (CUSIP Number)

                                Peter T. Kikis
                               720 Fifth Avenue
                           New York, New York 10019
                                (212) 231-4100
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                              November 13, 2000
           (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See ss.240.13d-7(b)for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

CUSIP Number
20050L100

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1)  Names of Reporting Persons, S.S. or I.R.S. Identification Numbers
    Of Above Persons:

    Peter T. Kikis

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2)  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a). . . . . . . . . . . . . . . . . . [   ]
    (b). . . . . . . . . . . . . . . . . . [ X ]

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3)  SEC Use Only. . . . . . . . .

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4)  Source of Funds

    (See Instructions). . . . . . . . . . PF

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5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e). . . . . . . . . [    ]

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6)  Citizenship or Place of Organization. . . U.S.A.

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Number of         |(7)  Sole Voting Power           0
Shares            |____________________________________________
Beneficially      |(8)  Shared Voting Power         0
Owned by          |____________________________________________
Each              |(9)  Sole Dispositive            0
Reporting         |____________________________________________
Person            |(10) Shared Dispositive Power    0
With:             |____________________________________________

11) Aggregate Amount Beneficially Owned by Each Reporting
    Person. . . . . . . . . . . . . . . . 0

-----------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions). . . [   ]

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13) Percent of Class Represented by
    Amount of Row (11). . . . . . . . . . 0%

-----------------------------------------------------------------------
14) Type of Reporting Person
    (See Instructions). . . . . . . . . . OO

This amendment No. 1 reflects changes to the Schedule 13D previously filed. Unless otherwise stated, all information in the prior filing remains effective.


The following amends Item 4. to disclose subsequent events:

Item 4. Purpose of Transaction.

On November 13, 2000, pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement") between Thomas P. Kikis, Peter T, Kikis, and Martin Sands, each on behalf of himself and certain discretionary accounts, and affiliates of Martin Sands, and Reliance Security Group plc, a company organized under the laws of England and Wales ("Reliance"), Peter T. Kikis sold all shares of Common Stock and all shares of Preferred Stock beneficially owned by him at the time of closing, and acted under his discretionary authority to sell all shares over which he had discretionary authority, to Reliance for $2.20 per share, and sold all warrants exercisable for shares of Common Stock of the Issuer beneficially owned by him at the time of closing to Reliance for the difference between the strike price and $2.20 per share. The beneficial owners of the shares over which the Reporting Person had discretionary authority received the proceeds from the sale of their shares. As part of the transaction, Reliance has paid to Peter T. Kikis a finder's fee for each share sold in this transaction.


The following amends Item 5. to disclose  subsequent events:

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of the date of this Statement,

As a result of the transaction described in Item 4 above, Peter T. Kikis has no beneficial interest in the securities of the Issuer.

(c) There have been no sales or purchases with respect to the Issuer's shares effected during the past sixty days by any of the Reporting Persons listed in
Item 5(a) above.

(e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer's securities on November 13, 2000.


The following amends Item 6 to disclose subsequent events:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Certain provisions of the Voting Agreement, filed as Exhibit 2 to the Reporting Person's Amendment No. 2 to Schedule 13D filed September 12, 2000, with respect confidentiality and the Reporting Person's status as a sophisticated investor survive closing of the transaction discussed in Item 4 above.

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

                                  SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2000

                                               /s/ Peter T. Kikis
                                               -----------------------
                                               Peter T. Kikis

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. ss.1001).

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